Exhibit D-6

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2017 on Form 18-K filed with the SEC on September 26, 2018, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2017, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2017.

GENERAL

The Republic’s GDP decreased by 2.6% in the first quarter of 2019 compared with the first quarter of 2018. See “Recent Developments and Summary — Economic Developments” for more information.

In the wake of the coup attempt of July 15, 2016, over 100,000 people have been detained by public prosecutors pending trial in connection with the failed coup and over 100,000 government officials have been fired from various public institutions by statutory decrees under the state of emergency, which concluded on July 18, 2018. As of June 28, 2019, the State of Emergency Inquiry Commission, which was established in January 2017 pursuant to Decree 685 as a legal remedy, has received 126,200 appeals from those removed from public sector jobs by emergency decree, 77,900 of which have been reviewed and 6,000 of which have resulted in the applicant being allowed to return to work.

In accordance with EU regulation 462/2013, Moody’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as June 14, 2019 and December 6, 2019, respectively. On June 14, 2019, Moody’s downgraded Turkey’s long-term issuer and senior unsecured debt ratings and assigned a negative outlook. Standard & Poor’s announced the dates for its release of solicited and unsolicited sovereign credit rating actions with respect to Turkey as February 15, 2019 and August 2, 2019, respectively. On February 15, 2019 Standard and Poor’s affirmed Turkey’s sovereign ratings. Fitch’s announced dates for solicited and unsolicited sovereign credit rating actions with respect to Turkey are May 3, 2019, and November 1, 2019. On May 3, 2019 Fitch affirmed Turkey’s sovereign ratings.

On January 22, 2018, the Government announced a loan guarantee package to the Credit Guarantee Fund scheme worth TL 55 billion (consisting of the remaining TL 50 billion from last year’s Fund scheme and TL 5 billion from returns). Under the new scheme, TL 25 billion of the total amount is strictly channeled towards industrial companies and TL 15 billion towards export companies. Special guarantee limits have been reserved for agricultural enterprises and female entrepreneurs. On May 18, 2018, the Credit Guarantee Fund introduced an additional loan guarantee package of TL 35 billion. This package is allocated for use by enterprises with export operations and foreign exchange earning activities, together with use in business financing. On October 11, 2018, the Government announced that creditors will be able to restructure loans more than once and change the maturity of loans for credits pledged by the Credit Guarantee Fund, provided that after the opening date of the loans, their maturity will not exceed 96 months for business loans and 156 months for investment loans. The restructuring is expected to be implemented in a way that will not impose any additional burden on the Ministry of Treasury and Finance. On June 12, 2019, the Government introduced another loan guarantee package to the Credit Guarantee Fund scheme of TL 25 billion. As part of the package, bank loans will have an inflation-indexed variable interest rate, and the decrease in the consumer price index (CPI) will also bring down the cost of loans. The package will cover both SMEs and all non-SME enterprises that play an essential role in increasing employment and production.

POLITICAL CONDITIONS

The latest general and presidential elections were held on June 24, 2018. According to the official results announced by the Supreme Election Council on July 4, 2018, President Erdoğan won an absolute majority in the presidential election with 52.59% of the vote. The Justice and Development Party (“AKP”) garnered 42.56% of the votes, the Republican People’s Party (“CHP”), 22.65%, the Nationalist Movement Party (“MHP”), 11.10%, the Peoples’ Democratic Party (“HDP”), 11.70% and the Good Party (“IYI”), 9.96%. Other parties and independent candidates received 2.03% of votes.

The elections results marked Turkey’s transition to an executive presidential system of government, abolishing the prime ministry post, among other constitutional changes. Statutory Decree No. 703, published on July 9, 2018, abolished some laws on the organization and function of some ministries and institutions. Under the decree, the Prime Ministry Undersecretariat of Treasury and the Ministry of Finance were consolidated into a single ministry called the “Ministry of Treasury and Finance” which is the agency with the authority to raise funding in international capital markets on behalf of the Republic.

In the recently established executive presidential system, the cabinet involves the following ministries: Ministry of Treasury and Finance, Ministry of Justice, Ministry of Interior, Ministry of National Education, Ministry of National Defense, Ministry of Health, Ministry of Energy and Natural Resources, Ministry of Environment and Urbanization, Ministry of Culture and Tourism, Ministry of Youth and Sports, Ministry of Transport and Infrastructure, Ministry of Foreign Affairs, Ministry of Labor, Social Services and Family, Ministry of Agriculture and Forestry, Ministry of Industry and Technology, and Ministry of Trade.

The most recent local elections were held on March 31, 2019. According to the official results from the election board, AKP and MHP, (‘People’s Alliance’) won 49.70% of the votes for the mayoral election (municipality and metropolitan municipality) while CHP and İYİ Party, (‘Nation Alliance’) obtained 37.99% of the votes. On May 6, 2019, the Supreme Election Council accepted the AKP’s objection to the local election results in Istanbul, where the AKP lost by a narrow margin, and announced that a re-run election in Istanbul would be held on June 23, 2019. On June 23, 2019, the mayoral candidate for Turkey’s opposition Republican People’s Party’s (CHP), Ekrem Imamoglu, won the re-run election with 54.21% of the votes against AKP’s Binali Yıldırım, the candidate of ruling Justice and Development (AK) Party’s Binali Yıldırım, who received 44.99% votes.

The following table sets forth the composition of the Assembly by total number of seats as of July 1, 2019:

Number of Seats
Justice and Development Party (AKP)	291
Republican People’s Party (CHP)	139
Peoples’ Democratic Party (HDP)	62
Nationalist Action Party (MHP)	49
İYİ Party	39
Felicity Party	2
Turkish Workers Party	2
Democrat Party	1
Grand Unity Party	1
Independent	3

Total	589

Source: The Grand National Assembly of Turkey

FOREIGN POLICY AND INTERNATIONAL RELATIONS

On April 27, 2018 and December 4-5, 2018, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Brussels to attend the NATO Foreign Ministers Meeting.

On July 11-12, 2018, President Erdoğan attended the Summit of NATO Heads of State and Government in Brussels.

On April 3-4, 2019, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Washington to attend the NATO Foreign Ministers Meeting.

On May 6, 2019, President Erdoğan received Secretary General of NATO Jens Stoltenberg and he attended the North Atlantic Council Mediterranean Dialogue Meeting in Ankara.

On June 29, 2019, President Erdoğan met with United Nations Secretary-General António Guterres on the sidelines of the G20 Osaka Summit in Japan. Minister of Foreign Affairs Mevlüt Çavuşoğlu accompanied the President during the meeting at the International Exhibition Center (INTEX), the venue of the summit.

The European Union and the United Kingdom

On January 5, 2018, President Erdoğan made an official visit to France and had a meeting with French President Macron. During the meeting, Turkey awarded an 18-month contract to the Franco-Italian Eurosam consortium and its Turkish partners for the definition study of the future Turkish Long Range Air and Missile Defense System.

On February 15, 2018, Prime Minister Binali Yıldırım and German Chancellor Angela Merkel met in Berlin. During the meeting, the leaders addressed regional and international issues, including developments in Syria and the fight against terrorism, in addition to bilateral relations.

On March 6-7, 2018, Turkish Foreign Minister, Mevlüt Çavuşoğlu, and German Foreign Minister, Sigmar Gabriel, met in Berlin. During the meeting, the leaders focused on bilateral and regional relations regarding the fight against terrorism.

On March 26, 2018, President Erdoğan attended the Turkey-EU Summit in Varna, Bulgaria. During the visit, the parties exchanged views on Turkey’s European Union membership process and steps to be taken in the future regarding such membership process.

On May 13-15, 2018, President Erdoğan made an official visit to the United Kingdom. President Erdoğan met with Queen Elizabeth II and UK Prime Minister Theresa May. During the joint press conference concluding the visit, President Erdoğan stated that the leaders thoroughly discussed bilateral relations and exchanged views on what can be done to maintain the cooperation between the two countries post-Brexit and to further improve it.

In the meeting of the European Council held on June 28-29, 2018, the EU leaders agreed to launch a second €3 billion tranche of the Facility for Refugees in Turkey.

On August 30-31, 2018, Foreign Minister Mevlüt Çavuşoğlu visited Vienna to attend the informal meeting of Foreign Ministers of the European Union (EU) member and candidate countries. Minister Çavuşoğlu and his Dutch counterpart Stef Blok announced that the appointment of the Ambassadors will take place as soon as possible in line with the decision on normalization of Turkey-Netherlands relations. On September 7, 2018, Saban Disli was appointed as Turkey’s The Hague Ambassador while the Dutch government appointed Marjanne de Kwaasteniet as the Ankara Ambassador.

On September 4, 2018, Foreign Minister Mevlüt Çavuşoğlu met with his counterpart German Foreign Minister Heiko Maas in Ankara. During the meeting, the ministers addressed Turkish-German bilateral relations, Turkey’s EU process and current regional and international issues.

On September 27-29, 2018, President Erdoğan made a state visit to Germany and met with German President Frank-Walter Steinmeier and German Chancellor Angela Merkel. The leaders addressed bilateral cooperation in political, economic, security, defense, cultural and social areas and discussed several regional and global issues.

On November 22, 2018, Foreign Minister Mevlüt Çavuşoğlu hosted the Turkey-EU High Level Political Dialogue Meeting, attended by Federica Mogherini, High Representative of the EU for Foreign Affairs and Security Policy and Johannes Hahn, EU Commissioner for Neighborhood Policy and Enlargement Negotiations. During the joint press conference after the meeting, Minister Çavuşoğlu stated that all aspects of Turkey’s relations with the EU were discussed at the meeting.

On February 5, 2019, Turkish President Erdoğan and Greek Prime Minister Alexis Tsipras met in Ankara. During the meeting, the leaders reviewed all aspects of bilateral relations between Turkey and Greece and discussed possible steps for the strengthening of cooperation between the two nations. Erdoğan and Tsipras also exchanged their views on regional and international developments.

On March 13-15, 2019, Foreign Ministers Mevlüt Çavuşoğlu visited Brussels to attend the 3rd Brussels Conference on Syria and Turkey — EU Association Council Meeting. The Association Council, the highest decision-making body of the Turkey — EU Association relations, held its 54th meeting after an interval of four years. Taking stock of the accession strategy, the Association Council discussed Turkey — EU bilateral relations under the Association Agreement and the Customs Union.

On June 3, 2019, President Recep Tayyip Erdoğan received European Union Commissioner for Migration, Home Affairs and Citizenship, Dimitris Avramopoulos, at Vahdettin Mansion in Istanbul.

United States

On January 3, 2018, a jury in New York federal court found Mehmet Hakan Atilla, a former executive at Turkey’s majority state-owned Halkbank, guilty on charges that included bank fraud, conspiracies to evade U.S. sanctions against Iran and to commit money laundering. He was found not guilty on a money laundering charge. In a statement made after the verdict, counsel for Mehmet Hakan Atilla announced their intent to appeal. Mehmet Hakan Atilla’s sentencing, originally set for April 11, 2018, was first postponed to May 7, 2018 and then to May 16, 2018. On May 16, 2018, a New York judge sentenced Mehmet Hakan Atilla to 32 months in prison for his participation in a scheme to violate U.S. sanctions on Iran.

On February 15-16, 2018, U.S. Secretary of State Rex Tillerson made an official visit to Turkey and had several meetings with President Erdoğan and Minister Çavuşoğlu to discuss prominent issues in the public agenda of Turkey-U.S. relations. According to the joint statement released after the meeting, the two leaders reaffirmed their mutual commitment to each other’s security and defense.

On June 3-4, 2018, Turkish Foreign Minister Mevlüt Çavuşoğlu met with U.S. Secretary of State Mike Pompeo in Washington. During the meeting, the leaders discussed Turkey-U.S. bilateral relations, matters related to the presence of the PYD/YPG and the PKK terrorist groups in the Syrian city of Manbij and other regional matters. According to the joint statement released after the meeting, the ministers endorsed a road map and underlined their commitment to its implementation.

On July 25, 2018, American Pastor Andrew Craig Brunson, who had been held in detention in Turkey on charges of committing crimes including spying for the PKK terror group and FETÖ, was moved from prison to house arrest, in accordance with a Turkish court ruling. In response to the detention of Brunson, the U.S. Treasury Department sanctioned Turkey’s Ministers of Justice and Interior. On August 3, 2018, President Erdoğan ordered authorities to freeze the assets of two U.S. officials in Turkey. On August 10, 2018, Donald Trump announced on Twitter a doubling of tariffs on steel and aluminum against Turkey. On October 12, 2018,

Brunson was sentenced to three years and one and a half months in prison, but his sentence was reduced to time served, he was released and his travel ban was lifted. On November 2, 2018, the U.S. lifted sanctions on Turkey’s Minister of Justice, Abdulhamit Gul, and Minister of Interior, Suleyman Soylu. Shortly after, Turkish Foreign Ministry spokesman Hami Aksoy said in a statement that Turkey lifted sanctions on U.S. Attorney General Jeff Sessions and Homeland Security Secretary Kirstjen Nielsen.

On November 5, 2018, the United States granted waivers to eight countries, including Turkey, allowing them to temporarily continue buying Iranian oil. On April 22, 2019, the United States announced that it would not extend these sanction waivers once their term expired on May 1, 2019. On January 3, 2019, Representatives of Turkey’s foreign and defense ministries and the Defense Industry Presidency met with a visiting U.S. delegation in Ankara. In the meeting, the U.S. presented its proposal to Turkey for the sale of a Patriot missile system.

On January 14, 2019, President Erdoğan and U.S. President Donald Trump held a phone call during which recent developments in Syria and bilateral relations were discussed. Stating that Turkey welcomes President Trump’s decision to withdraw from Syria, President Erdoğan noted that Turkey, in this regard, stands ready to lend support to the United States. President Erdoğan and President Trump also discussed the possibility of forming a terror-free safe zone in the north of Syria on the basis of Syria’s territorial integrity. President Erdoğan emphasized that Turkey supports the Kurdish people and that Turkey’s goal is to fight against terrorist organizations DAESH, the PKK and the PKK’s Syrian branches, which pose a threat to Turkey’s national security. The two leaders also agreed to advance the bilateral economic relations. No policy commitments were made as a result of these discussions. On February 21, 2019, President Erdoğan and President Trump held another phone call during which they agreed that the U.S. decision to withdraw from Syria should be implemented in line with their common interests and in a way that would cause no harm to the two nations’ mutual goals. On April 29, 2019, President Erdoğan and President Trump held another phone call during which they reaffirmed the goal of 75 billion dollars in trade volume and they discussed bilateral and regional issues.

In December 2017, Turkey completed the acquisition of a U.S.$2.5 billion air and missile defense system from Russia, which it is slated to receive in July 2019. The Pentagon has indicated that, as a result of the transaction, Turkey risks expulsion from the F-35 program under which the country stands to acquire 100 fighter jets from the United States, and sanctions under a law known as CAATSA that targets transactions with the Russian defense industry. On June 10, 2019, the United States House of Representatives passed a resolution calling on the Turkish government to cancel the acquisition of the S-400 missile system.

On June 29, 2019, President Erdoğan met President Trump at the G20 Leaders’ Summit held in Osaka, Japan. The two leaders discussed bilateral ties, trade volume, and regional issues including the recent developments in Syria. President Erdoğan stated that the Turkey-U.S. trade volume is advancing towards a summit of $75 billion and that there are steps that have already been taken and are to be taken by the two countries in defense industry. Regarding the S-400 missile system, President Trump noted that Turkey wasn’t treated fairly, U.S. President Trump said that they have a complicated situation and indicated that Turkey and the United States are looking at different solutions, noting that Turkey is a NATO member and a friend of the United States.

Russia

On April 3, 2018, President Erdoğan met in Ankara with President Putin, who came to Turkey to attend the Trilateral Summit on Syria and the seventh meeting of the Turkey-Russia High-Level Cooperation Council. During the press conference following the meeting, President Erdoğan stated that they discussed political, military, commercial, economic and cultural aspects of the bilateral relations between the two countries in the meeting.

On August 13-14, 2018 and on August 23-25, 2018, Foreign Minister Mevlüt Çavuşoğlu and Russian Foreign Minister Sergei Lavrov officially met and discussed bilateral issues as well as regional matters, particularly Syria.

On November 19, 2018, President Erdoğan and President Putin met in Istanbul and attended the ceremony for the completion of the offshore section of the TurkStream Gas Pipeline Project.

On April 8, 2019, President Erdoğan paid a visit to Moscow to attend the eighth meeting of the Turkey-Russia High Level Cooperation Council in the context of which he held a one-on-one meeting with President Putin. During the joint press conference following the meetings, President Erdoğan stated that they discussed various aspects between the two countries and also future steps they can take jointly for the restoration of peace and security in Syria.

On June 29, 2019, President Recep Erdoğan met with President Putin on the sidelines of the G20 Osaka Summit in Japan. Noting that significant momentum has been witnessed in the recent period in relations between Turkey and Russia, President Erdoğan stated that they had discussed the delivery of the S-400 missile defense system to Turkey in July 2019. Emphasizing the importance Turkey attaches to the purchase of the S-400 missile defense system, President Erdoğan stated that there is no disruption in the system’s delivery that should occur in July 2019.

Iraq

As of March 23, 2018, Turkey lifted its ban on flights to the northern Iraqi city of Erbil, which had been implemented since September 25, 2017. On January 23, 2019, Turkey announced that the ban on flights in and out of Sulaymaniyah in northern Iraq would be lifted on January 25, 2019.

On May 15, President Erdoğan received Prime Minister Adil Abd Al-Mahdi of Iraq in Ankara.

On June 10, 2019, Foreign Minister Mevlüt Çavuşoğlu visited Erbil to attend the oath-taking ceremony of President Nechirvan Barzani of the Kurdish Regional Government of Iraq (KRG) and to hold bilateral meetings.

Syria

On January 20, 2018, Turkey launched “Operation Olive Branch”, a military operation in Syria’s northern Afrin district along the Turkish-Syrian border to neutralize terrorist elements. “Operation Olive Branch” aims to clear the region of armed forces aligned with the PKK, including the PYD and YPG, that control the territory and who threaten the Republic’s national security and civilians’ safety in the region. Operation Olive Branch has been carried out on the basis of international law, in accordance with the right to self-defense as outlined in Article 51 of the UN Charter and the relevant UN Security Council resolutions 1373(2001), 1624(2005), 2170(2014) and 2178(2014) as well as in full respect of Syria’s territorial integrity. The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of June 13, 2019, 109,726 Syrian refugees occupied shelter centers throughout Turkey. The current phase of the operation is focused on ensuring security and stability (de-mining, establishing order, local governance and security, return of IDPs and refugees originally from Afrin) based on the principle of “local ownership.”

On January 29-30, 2018, the Syrian National Dialogue Congress was held in Sochi. Parties at this two-day congress agreed to form a constitutional committee, which will include the Government of Syrian Arab Republic delegation, Opposition representatives in the intra-Syrian talks, Syrian experts, civil society, independents, tribal leaders and women. According to a statement released after the Congress, a final agreement on the mandate and terms of reference, powers, rules of procedure, and selection criteria for the composition of the committee is to be reached in the Geneva process led by the UN. On May 14-15, 2018, the ninth round of Astana meetings was held, during which the participants reviewed the implementation of the de-escalation memorandum, as well as the establishment of the Constitutional Committee which was declared at the Syrian National Dialogue Congress. The participants also addressed the issues surrounding the fight against terrorism in Syria and improvement of humanitarian access. On July 30-31, 2018, the tenth round of Astana meetings was held in Sochi. Along with establishing the Constitutional Committee and other ongoing issues regarding Syria, the issue of the Idlib de-escalation area was a main component of the agenda during the meeting. On November

28-29, 2018, the eleventh round of Astana meetings was held, during which the participants reaffirmed their common determination to intensify consultations and to finalize the establishment of the Constitutional Committee as soon as possible. On April 25-26, 2019, the twelfth round of the high-level meetings on Syria in the Astana format was held in Nursultan (formerly Astana). During the meetings, the parties agreed to continue their coordination regarding the situation on the east of the Euphrates in Syria. They also reiterated their determination to implement the agreements on the stabilization of the situation in the Idlib de-escalation area and welcomed the steps taken to this end. On April 4, 2018, a trilateral summit was held with the participation of Turkish President Erdoğan, Russian President Putin and Iranian President Rouhani. In a joint statement released after the meeting, the three guarantor countries expressed their joint determination to stand against separatist agendas aimed at undermining the sovereignty and territorial integrity of Syria as well as the national security of neighboring countries.

On September 7, 2018, another trilateral summit was held in which Turkish President Erdoğan, Russian President Putin and Iranian President Rouhani participated. In a joint statement released after the meeting, the three leaders emphasized their strong and continued commitment to the sovereignty, independence, unity and territorial integrity of Syria as well as to the purposes and principles of the UN Charter.

On September 17, 2018, President Erdoğan paid a one-day working visit to Sochi and met with President Putin. During the press conference following the meeting, the two leaders stated that they agreed to create a demilitarized zone in Syria’s city of Idlib. Turkey and Russia signed a memorandum of understanding calling for the stabilization of the situation in Idlib’s de-escalation zone.

On October 27, 2018, a quadrilateral summit on Syria was held in which Turkish President Erdoğan, Russian President Putin, French President Macron and German Chancellor Merkel participated. In a joint statement released after the summit, the four leaders expressed their support for an inclusive, Syrian-led political process facilitated by the UN and called for active participation in it by the Syrian parties.

On December 18, 2018, Turkish Foreign Minister Mevlüt Çavuşoğlu met with his Russian and Iranian counterparts during the meeting on Syria, which was hosted by the UN in Geneva. The ministers agreed to take efforts aimed at convening the first session of the Constitutional Committee in Geneva early 2019.

On December 19, 2018, White House Press Secretary Sarah Sanders said the U.S. has started withdrawing its troops from Syria after President Donald Trump declared that DAESH had been defeated in the country. On December 24, 2018, Turkish Presidential Spokesperson İbrahim Kalın reiterated that Turkey will continue to fight DAESH with determination, as the country has done so far. He added that Turkey will fulfill its responsibilities in Syria and take all the necessary measures to ensure the freedom and security of all the Syrians including Kurds, Turks, Turkmens, Arabs, Sunnis and Shiites against the oppression of terrorist organizations like the PKK, PYD, YPG and DAESH.

On February 14, 2019, a trilateral summit was held in Sochi in which Turkish President Erdoğan, Russian President Putin and Iranian President Hassan Rouhani participated. During the meeting, the three leaders mainly discussed the current situation in Syria. According to the joint statement released after the meeting, the leaders expressed their determination to stand against separatist agendas and emphasized their strong and continued commitment to the sovereignty, independence, unity and territorial integrity of the Syrian Arab Republic as well as to the purposes and principles of the UN Charter.

On May 14, 2019 Foreign Minister Mevlüt Çavuşoğlu met with President of Syrian Negotiation Council Nasr Al-Hariri in İstanbul. Minister Çavuşoğlu stressed that the Syrian Regime’s attacks were flagrant violations of Sochi Memorandum and against Astana spirit. Minister Çavuşoğlu stated that Turkey was close to an agreement on formation of the Constitutional Committee.

Palestine & Israel

On May 18, 2018, the Organization of Islamic Cooperation leaders held an extraordinary summit in Istanbul in response to the developments in the State of Palestine, as a result of the ongoing violence against Palestinian protesters in the Gaza Strip and the inauguration of the U.S. Embassy in Jerusalem.

Qatar

On August 15, 2018, President Erdoğan and Emir Sheikh Tamim bin Hamad Al Thani of Qatar exchanged their views on bilateral relations and regional matters during the meeting at the Presidential Complex in Ankara. Qatar’s Emir Sheikh Tamim said that Qatar will rapidly implement an investment package of $15 billion in Turkey.

Africa

On July 25-27, 2018, President Erdoğan attended the BRICS Summit in Johannesburg, South Africa. During the summit, President Erdoğan met with presidents of BRICS countries including President Vladimir Putin of the Russian Federation, President Xi Jinping of China, and President Cyril Ramaphosa of the Republic of South Africa.

Asia-Pacific

On July 27, 2018, Foreign Minister Mevlüt Çavuşoğlu went to Singapore for four days to take part in a series of events linked to the Association of Southeast Asian Nations foreign ministers’ meeting.

Azerbaijan

The Trans-Anatolian Natural Gas Pipeline Project (the “TANAP Project”), aiming to transport natural gas produced from Azerbaijan’s Shah Deniz-2 gas field and other areas of the Caspian Sea to Turkey and Europe, was officially launched on June 12, 2018.

ECONOMIC DEVELOPMENTS

In 2018, annual nominal GDP realized was TL 3.701 trillion. In the first quarter of 2019, nominal GDP was TL 915 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices and expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity		2018 Q1	2018 Q2	2018 Q3	2018 Q4	2019 Q1
			(in %)*
1.	A- Agriculture, forestry and fishing	2.6	4.0	9.8	5.8	2.9
2.	BCDE- Industry	22.4	21.9	21.0	23.6	23.7
3.	F- Construction	8.0	8.4	6.5	6.2	6.0
4.	GHI- Services	22.6	22.9	24.0	24.4	23.1
5.	J- Information and communication	2.3	2.4	2.1	3.0	2.5
6.	K- Financial and insurance activities	3.7	4.0	3.1	1.8	3.6
7.	L- Real estate activities	7.6	6.8	6.3	6.7	7.5
8.	MN- Professional, administrative and support service activities	5.5	5.2	4.7	5.6	5.0
9.	OPQ- Public administration, education, human health and social work activities	12.3	11.7	10.4	11.1	14.2
10.	RST- Other service activities	2.1	1.9	1.6	1.9	2.1
11.	Sectoral total	89.1	89.1	89.6	90.1	90.5
12.	Taxes-Subsidies	10.9	10.9	10.4	9.9	9.5
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0

* Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3	Q4
2018	7.4	5.3	1.8	-3.0
2019	-2.6

Source: TURKSTAT

In May 2019, CPI increased by 0.95% and domestic PPI increased by 2.67% compared to the previous month. In May 2019, the Republic’s annual CPI and domestic PPI increased by 18.71% and 28.71%, respectively, as compared to the same month of the previous year.

On June 12, 2019, the Government offered an interest rate of 22.83% for its 2-year TRY denominated Government Bond, compared to 19.35% on June 20, 2018.

The calendar adjusted industrial production index decreased by 4.0% in April 2019 compared to the same month of the previous year.

The following table indicates unemployment figures for the periods indicated:

2019	Unemployment rate (in%)	Number of unemployed
January	14.7	4,668,000
February	14.7	4,730,000
March	14.1	4,544,000

Source: TURKSTAT

On April 9, 2018, a new set of economic incentives worth TL 135 billion (U.S.$33 billion) was announced to support 23 projects by 19 Turkish firms. The new incentives system aims to help manufacture high and medium scale value-added products, narrow the current account deficit and increase the share of value-added products in exports. It is estimated that these incentives will add 169,000 jobs to the Turkish economy.

As of April 30, 2019, an amount of TL 326.4 billion has been disbursed under the Credit Guarantee Fund. As of December 31, 2018, total payments of approximately TL 3.0 billion for the Credit Guarantee Fund from budget allocations during the 2018 calendar year have been realized. As of May 2019, total payments of TL 760.6 million for the Credit Guarantee Fund from budget allocations during the 2019 calendar year have been realized. Annual credit growth increased by 20.98% in 2017, compared to 16.79% in 2016 and 19.69% in 2015. In 2018, annual credit growth was realized as 14.2%. As of April 2019, the credit growth year-to-date was 14.5% compared to the same period in 2018.

On September 20, 2018, the New Economy Program covering the 2019-2021 period (the “2019-2021 New Economy Program”) was announced. The main objectives of the 2019-2021 New Economy Program are economic balancing between 2018 and 2020, fiscal discipline accompanying economic balancing, and transformation in manufacturing and exports with a value-add perspective. The 2019-2021 New Economy Program sets a central government budget deficit target of 1.8% of GDP by the end of 2019, 1.9% of GDP by the end of 2020 and 1.7% of GDP by the end of 2021. In the 2019-2021 New Economy Program, the Government announced that the real GDP growth target is 2.3% for 2019, 3.5% for 2020 and 5.0% for 2021. The central government primary balance to GDP ratio target is a 0.8% surplus for 2019, 1.0% for 2020 and 1.3% for 2021. The general government deficit to GDP ratio target is 1.6% for 2019, 1.7% for 2020 and 1.6% for 2021. The EU defined general government debt to GDP ratio target is 28.5% for 2019, 28.2% for 2020 and 27.2% for 2021. The current account deficit to GDP ratio target is 3.3% for 2019, 2.7% for 2020 and 2.6% for 2021. The domestic savings to GDP ratio target is 25.3% for 2019, 26.3% for 2020 and 26.8% for 2021. The CPI inflation target is 15.9% for 2019, 9.8% for 2020 and 6.0% for 2021. The unemployment target is 12.1% for 2019, 11.9% for 2020 and 10.8% for 2021.

TOURISM

In May 2019, the number of foreign visitors visiting the Republic increased by approximately 9.35% to 4,022,254 people as compared to the same month in 2018. In 2018, the number of foreign visitors visiting the Republic increased by approximately 21.84% to 39,488,401 people as compared to 2017. According to the Turkish Statistical Institute, in the first quarter of 2019, tourism revenues increased by 4.6% compared to the same period of 2018.

EMPLOYMENT AND WAGES

As of March 2019, total civilian employment was approximately 27.8 million of whom approximately 17.3% were employed in agriculture, 19.7% in industry, 5.5% in construction and 57.4% in services sectors. In May 2019, the labor force participation rate was at 52.9%, with 0.5 percentage point increase compared to March 2018.

As of April 2019, the total asset value of the Unemployment Insurance Fund amounted to TL 130.2 billion. The monthly return of the fund in April 2019 was 1.04%. As of April 2019, approximately 91.83% of the Unemployment Insurance Fund was invested in bonds and 8.17% of the assets were held in deposits.

As of November 2018, there were 408 pension funds offered to the public. The total net asset value of these funds increased to TL 91.1 billion as of November 2018 from approximately TL 76.6 billion in November 2017.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In May 2019, the trade balance (according to provisional data) posted a deficit of U.S.$1.838 billion compared to a deficit of U.S.$7.810 billion in the same period in 2018. In May 2019, total goods imported (c.i.f.), including gold imports, decreased by 19.3% to approximately U.S.$17.819 billion, as compared to approximately U.S.$22.067 billion during the same period in 2018. In May 2019, the import of capital goods, which are used in the production of physical capital, decreased by approximately 23.5% over the same period in 2018; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 16.7% over the same period in 2018; and the import of consumption goods decreased by approximately 33.6% over the same period in 2018. In May 2019, total goods exported (f.o.b.), increased by 12.1% to approximately U.S.$15.981 billion, as compared to approximately U.S.$14.257 billion during the same period of 2018.

According to provisional data, foreign direct investment inflows into Turkey amounted to U.S.$578 million in April 2019.

The following table summarizes the balance of payments of Turkey for the period indicated:

in millions of U.S. Dollars*	April 2019
CURRENT ACCOUNT	-1,334
Trade Balance	-1,844
Goods Exports	15,374
Goods Imports	17,218
Services	1,738
Primary Income	-1,243
Secondary Income	15
CAPITAL ACCOUNT	-1
FINANCIAL ACCOUNT	2,417
Direct Investment (net)	-578
Portfolio Investment (net)	4,519
Assets	2,376
Liabilities	-2,143
Other Investment (net)	1,281
Assets	3,076
Liabilities	1,215
RESERVE ASSETS	-2,805
NET ERRORS AND OMISSIONS	3,752

Source: Central Bank

In April 2019, the volume of crude oil imports increased by 15.35% compared to April 2018. In April 2019, natural gas imports decreased by 3.26% to 3,550.34 million cubic meters compared to 3,670.11 million cubic meters in April 2018. In April 2019, liquefied petroleum gas imports decreased by 1.76% to 251,374.887 tons compared to 255,877.708 tons in April 2018.

As of April 2019, total gross international reserves were U.S.$137,336 million (compared to U.S.$133,523 million as of April 2018). As of April 2019, gold reserves were U.S.$20,518 million (compared to U.S.$25,104 million as of April 2018) and the Central Bank gross foreign exchange reserves were U.S.$72,240 million (compared to U.S.$86,862 million as of April 2018).

As of May 31, 2019, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$35,190 million (compared to approximately U.S.$62,396 million as of May 31, 2018). As of May 31, 2019, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$15,142 million (compared to approximately U.S.$10,623 million as of May 31, 2018).

As of June 28, 2019, the Central Bank held approximately TL 21.340 billion in public sector deposits.

MONETARY POLICY

The following table sets forth the quarterly inflation path and uncertainty band for 2019:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2019

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

On June 28, 2019, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 5.7551 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates

2018**
Turkish Lira per U.S. Dollar	5.28
Turkish Lira per euro	6.04
Turkish Lira per 100 Japanese Yen	4.78
Turkish Lira per Currency Basket*	5.66

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2018.

Source: Central Bank

In January 2018, the Central Bank released the first-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.0% to 7.9% and for 2019 from 6.0% to 6.5%. The Central Bank stated that the inflation outlook deteriorated in the fourth quarter of 2017 due to rising food prices as well as mounting cost pressures driven by exchange rates and commodity prices. It stated that the elevated levels of inflation and inflation expectations continue to pose risks to pricing behavior. The Central Bank noted that medium-term inflation expectations have not displayed any improvement, yet indicated that upside risks to inflation posed both by wage adjustments and pricing behavior persist. The Central Bank also noted that these risks may hinder expected improvement of the inflation outlook in early 2018. In April 2018, the Central Bank released the second-quarter inflation report. The Central Bank revised its inflation forecast for 2018 from 7.9% to 8.4% and kept 2019 unchanged at 6.5%. The Central Bank stated that the annual consumer inflation is projected to fluctuate in the short term due to the lagged effects of exchange rate and oil price developments as well as base effects, while risks are judged to be on the upside. On July 24, 2018, the Monetary Policy Committee evaluated the medium-term inflation forecasts for the July Inflation Report. Accordingly, inflation projections were revised as follows: 13.4% at the end of 2018, 9.3% at the end of 2019, 6.7% at the end of 2020 and stabilizing around 5% over the medium term. The Committee kept the policy rate unchanged and stated that it will monitor pricing behavior, developments in global risk appetite, the contribution of fiscal policy to the rebalancing, and the lagged effects of the monetary policy closely in the coming period. In addition, the Committee noted that it will review the monetary policy stance if these factors deviate from the baseline scenario, depending on the change in the inflation outlook. In its October 2018 Inflation Report, the Central Bank revised its inflation forecast for 2018 to 23.5% compared to 13.4% in July 2018. According to the Central Bank, the bulk of this increase stemmed from the depreciation of exchange rates, the changes in pass-through from exchange rates to inflation in the third quarter and the increases in energy prices excluding fuel oil that remained above the assumptions of the previous report. In its January 2019 Inflation Report, the Central Bank revised its inflation forecast for 2019 to 14.6% compared to 15.2% in October 2018. The Central Bank stated that the decline in the assumption for import prices in terms of TL, the 3.2-point-lower consumer inflation realization in the fourth quarter of 2018 than forecasted in October 2018, the decline in the underlying trend of inflation excluding the tax-cut effect and the output gap which is expected to make a greater contribution to disinflation in the upcoming period was forecasted to have a downward impact on the inflation forecast for year end-2019. On April 30, 2019, the Central Bank released its April 2019 Inflation Report and kept its inflation forecast for 2019 at 14.6%. The Central Bank stated that although the hikes in unprocessed food and Turkish lira-denominated import prices affected the inflation forecasts upwards, the improvement in the underlying trend of inflation under a tight monetary policy stance consistent with the targeted path, widening of the output gap and the downward revision to the administered price hikes offset these upward effects.

On April 25, 2018, the Monetary Policy Committee held a meeting at which it kept the one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. However, the Committee increased the late liquidity window overnight lending rate from 12.75% to 13.5%. The Committee stated that recently released data indicated that economic activity maintains its strength, domestic demand continues to expand and external demand contributes positively to exports. The Committee also noted that current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior and that upside movements in import prices have increased such risks. Accordingly, the Committee decided to implement a measured monetary tightening to support price stability. The Committee also stated that the Central Bank will continue to use all available instruments in pursuit of the price stability objective. The Committee indicated that tight stance in monetary policy will be maintained decisively until inflation outlook displays a significant improvement, independent of base effects and temporary factors, and becomes consistent with the targets. The Committee further stated that inflation expectations, pricing behavior and other factors affecting inflation will be closely monitored and, if needed, further monetary tightening will be delivered.

On May 7, 2018, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve options mechanism from 55% to 45%.

On May 9, 2018 the Central Bank increased the daily amount of Foreign Exchange Deposits against Turkish Lira Deposits auctions from U.S.$1.25 billion to U.S.$1.5 billion.

On May 23, 2018, the Monetary Policy Committee held a meeting at which it kept one-week repo auction rate at 8.00%, the overnight borrowing interest rate at 7.25% and the marginal funding rate at 9.25%. However, the Committee raised the late liquidity window overnight lending rate from 13.5% to 16.5%. The Committee stated that the recent unhealthy price formations in the markets and the ongoing increase in inflation expectations continue to pose risks to pricing behavior. Against this background, the Committee decided to implement a strong monetary tightening to support price stability. At the meeting, the Committee also agreed to simplify the operational framework in order to enhance the predictability of monetary policy and strengthen the transmission mechanism.

On May 28, 2018, the Central Bank has decided to complete the simplification process regarding the operational framework of the monetary policy by making the one-week repo rate the policy rate which will be equal to the current funding rate (16.50%). The Central Bank also stated that overnight borrowing and lending rates would be determined at 150 basis points below/above the one-week repo rate. The new operational framework took effect June 1, 2018. On June 7, 2018, the Monetary Policy Committee held a meeting during which it raised the policy rate (one week repo auction rate) from 16.5% to 17.75%. The Committee stated that with the strong policy response at the interim meeting on May 23, 2018 and the simplified operational framework, it has partially restrained the domestic financial market volatility. The Committee also noted that the current elevated levels of inflation and inflation expectations continue to pose risks on pricing behavior. Accordingly, the Committee decided to further strengthen the monetary tightening in June to support price stability.

On June 30, 2018, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.02% for the Turkish Lira and 1.62% for foreign exchange transactions, whereas the monthly maximum overdue interest rate as 2.52% for the Turkish Lira and 2.12% for foreign exchange transactions.

On August 6, 2018, the Central Bank lowered the upper limit for the foreign exchange maintenance facility within reserve options mechanism from 45% to 40% in order to provide liquidity to banks.

On August 13, 2018, the Central Bank introduced Turkish Lira and foreign exchange liquidity management measures in order to support financial stability and sustain the effective functioning of markets. The Bank stated that it will provide all the liquidity the banks need. Turkish Lira liquidity management measures include revision of discount rates for collaterals against Turkish Lira transactions based on type and maturity and increase in foreign exchange collateral deposit limits for Turkish Lira transactions of banks from 7.2 billion Euros to 20 billion Euros. Foreign exchange liquidity management measures include option to borrow foreign exchange deposits in one-month maturity and if deemed necessary increase in foreign exchange deposit limits.

On August 15, 2018, the Banking Regulation and Supervision Agency (the “BRSA”) has made an announcement and indicated that: total notional principle amount of banks’ currency swaps and other similar products (spot and forward foreign currency transactions) with foreign counterparties where at the initial date local banks pay TRY and receive foreign currency, cannot exceed 25% of the bank’s the most recently calculated regulatory equity. In this regard, unless current excess is eliminated, no further transactions of these types could be executed and maturing transactions shall not be renewed. The above mentioned ratio shall be calculated daily on a consolidated and solo basis. The limit was previously set as 50% by the BRSA on its announcement dated August 13, 2018. On August 17, 2018, the BRSA has made another announcement and indicated that, in addition to the swap transactions, forward, option and other similar derivative transactions of banks (other than swaps), in which local banks carry out to receive TRY at the maturity date, have also been included within the scope of the limitation set forth above. Another BRSA announcement on September 8, 2018, provided an exception and took the transactions of banks with their foreign subsidiaries out of the restriction, on the condition that such subsidiaries are credit or financial entities subject to consolidation with Turkish banks. On September 17, 2018, the BRSA announced that transactions with a maturity of “90 to 360 days” shall be weighted 75% and transactions with a maturity of “360 days and over” shall be weighted 50% in the calculation of the transactions included within the 25% limit.

On August 17, 2018, the Central Bank signed a Swap Agreement with Qatar Central Bank over Turkish Lira and Qatari Riyal and concluded with an overall limit of 3 billion USD. The Central Bank stated that core objective of the agreement is to facilitate bilateral trade in respective local currencies and support financial stability of the two countries.

On August 29, 2018, the Central Bank doubled the banks’ borrowing limits for overnight transactions at the Interbank Money Market established within the Bank in accordance with its announcement on August 13, 2018.

On August 31, 2018, the Central Bank announced that in addition to the Turkish Lira-settled forward foreign exchange sale auctions held at the Central Bank, transactions will also be conducted at the Derivatives Market operating under Borsa İstanbul to contribute to the effective functioning of foreign exchange markets. The Central Bank also announced that Turkish Lira currency swap market has been opened at the Central Bank to increase the efficiency in Turkish Lira and foreign exchange liquidity management. The Central Bank noted that the transactions will be conducted via quotation method with banks authorized in the Foreign Exchange and Banknotes Market within their pre-determined limits. On October 31, 2018, the Central Bank announced that such transactions would start on November 1, 2018 and that the banks’ limits will be 10% of their pre-determined Foreign Exchange and Banknotes Market transaction limits.

On September 3, 2018, the Central Bank stated that recent developments regarding the inflation outlook indicate significant risks to price stability and that it will take the necessary actions to support price stability.

Accordingly, monetary stance will be adjusted at the September Monetary Policy Committee Meeting in view of the latest developments.

On September 13, 2018, the Monetary Policy Committee has decided to increase the policy rate (one-week repo auction rate) from 17.75% to 24%. The Committee stated that recently released data indicate a more significant rebalancing trend in the economic activity. The Committee also noted that external demand maintains its strength, while slowdown in domestic demand accelerates. The Committee reiterated that tight stance in monetary policy will be maintained decisively until inflation outlook displays a significant improvement. The Committee added that inflation expectations, pricing behavior, lagged impact of recent monetary policy decisions, contribution of fiscal policy to rebalancing process, and other factors affecting inflation will be closely monitored and, if needed, further monetary tightening will be delivered. In addition, the Central Bank announced that the Central Bank funding, which is currently provided through overnight lending, will be provided via one-week repo auctions starting from September 14, 2018.

On September 13, 2018, Decree No. 32 Regarding Protection of the Value of Turkish Currency was amended by the Presidential Decree No. 85. The amendment requires that the transaction value and other payment obligations arising from certain types of transactions, conducted between Turkish residents, are prohibited from being in a foreign currency or to be indexed to a foreign currency. These transactions are (i) sale and purchase of moveable properties and real estate, (ii) all kinds of leasing of moveable properties and real estate including vehicles and financial leasing, (iii) employment, (iv) service and (v) construction. The amendment stipulates that foreign currency values in the transactions executed before the enactment of the Presidential Decree shall be re-determined in Turkish Lira by their parties within 30 days from September 13, 2018. The Ministry of Treasury and Finance is authorized by the Presidential Decree to determine certain exceptions. On October 6, 2018, Communique No. 2018-32/51, which amends the Communique in relation to Decree No. 32 Regarding the Protection of the Value of Turkish Currency, was published in the Official Gazette. Communique No. 2018-32/51 specifies the scope of the restrictions and sets out certain exceptions that will allow payment obligations in business agreements to be made in foreign currencies or indexed to foreign currencies. On November 16, 2018, Communique No. 2018-32/52, which amended the scope of the exceptions, was published in the Official Gazette.

On October 25, 2018, the Monetary Policy Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has become more noticeable, and reiterated that external demand maintains its strength while slowdown in economic activity continues, partly due to tighter financial conditions. The Committee also stated that recent developments regarding the inflation outlook point to significant risks to price stability and that price increases have shown a generalized pattern across subsectors, reflecting the movements in exchange rates. The Committee added that although weaker domestic demand conditions will partially mitigate the deterioration in the inflation outlook, upside risks on the pricing behavior continue to prevail. The Committee also stated that tight stance in monetary policy will be maintained until the inflation outlook displays a significant improvement. Finally, the Committee emphasized that any new data or information may lead the Committee to revise its stance.

On December 13, 2018, the Monetary Policy Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has become more noticeable, and reiterated that external demand maintains its strength while slowdown in economic activity continues, partly due to tighter financial conditions. The Committee also stated that while developments in import prices and domestic demand conditions have led to some improvement in the inflation outlook, risks on price stability continue to prevail. Accordingly, the Committee has decided to maintain the tight monetary policy stance until the inflation outlook displays a significant improvement.

On January 16, 2019, the Monetary Policy Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data suggests that the rebalancing trend in the economy has become more noticeable, and external demand maintains its strength while a slowdown in economic activity continues, partly due to tighter financial conditions. Accordingly, the Committee decided to maintain the tight monetary policy stance until inflation outlook displays a significant improvement.

On January 18, 2019, the Central Bank held an Extraordinary General Assembly Meeting. An amendment was made to the Articles of Association of the Central Bank, allowing the General Assembly to convene within three months following the end of the respective accounting period each year. In addition, an advance dividend was decided to be paid and, accordingly, the distribution of TL 33.7 billion to shareholders began in accordance with the related legislation.

On January 18, 2019, the Central Bank decided to exclude deposits/participation funds of official institutions from the liabilities subject to reserve requirements.

On February 16, 2019, the Central Bank reduced Turkish Lira reserve requirement ratios by 100 basis points for deposits and participation funds with maturities up to 1-year and for other liabilities with maturities up to (and including) 3-year, and by 50 basis points for all other liabilities subject to reserve requirements. In addition, the Central Bank increased the upper limit of the facility of holding standard gold, which is converted from wrought or scrap gold collected from residents, from 5% to 10% of Turkish Lira reserve requirements.

On March 6, 2019, the Monetary Policy Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has become more noticeable, and external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that while developments in import prices and domestic demand conditions have led to some improvement in the inflation outlook, risks on price stability continue to prevail. Accordingly, the Committee has decided to maintain the tight monetary policy stance until the inflation outlook displays a significant improvement.

On April 5, 2019, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.15% for the Turkish Lira and 1.72% for foreign exchange transactions, whereas the monthly maximum overdue interest rate became 2.65% for the Turkish Lira and 2.22% for foreign exchange transactions.

On April 25, 2019, the Monetary Policy Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has continued, and external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that while developments in domestic demand conditions have led to some improvement in inflation indicators, higher food and import prices and the elevated course of inflation expectations point to continued risks to price stability. Accordingly, the Committee has decided to maintain the tight monetary policy stance until inflation outlook displays a significant improvement.

On May 9, 2019, the Central Bank increased reserve requirement ratios for foreign exchange liabilities by 100 basis points for all maturity brackets. In addition, the Central Bank decreased the upper limit for the foreign exchange maintenance facility within the reserve option mechanism to 30% from 40%.

On May 27, 2019, the Central Bank increased reserve requirement ratios for foreign exchange deposits/ participation funds by 200 basis points for all maturity brackets to support financial stability.

On June 12, 2019, the Monetary Policy Committee decided to keep the policy rate (one week repo auction rate) constant at 24%. The Committee stated that recently released data shows that the rebalancing trend in the economy has continued, external demand maintains its relative strength while economic activity displays a slow pace, partly due to tight financial conditions. The Committee also stated that developments in domestic demand conditions and the tight monetary policy support disinflation. Accordingly, the Committee has decided to maintain the tight monetary policy stance to contain risks to the pricing behavior and to reinforce the disinflation process.

On June 17, 2019, the Central Bank decided to provide Primary Dealer banks with a liquidity facility within the framework of open market operations to support the Primary Dealership System in view of its contributions to the deepening of financial markets and the effectiveness of monetary policy. The interest rate to be applied to the facility has been set at 100 basis points below the Central Bank’s policy interest rate.

On June 29, 2019, the Central Bank revised the monthly maximum contractual interest rate for the credit card borrowings as 2.00% for the Turkish Lira and 1.60% for foreign exchange transactions, whereas the monthly overdue interest rate will be 2.40% for Turkish Lira and 2.00% for foreign exchange transactions, to be effective from July 1, 2019.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 16.89 and a relatively low non-performing loan ratio of 4.05% as of April 2019.

As of April 2019, the loan to deposit ratio and return on average assets of the banking sector were 117.95% and 0.40%, respectively.

As of July 1, 2019, the RRRs for Turkish Lira deposits/participation accounts were between 1.0% and 4.0% depending on maturity. Furthermore, as of that date, RRRs were 7.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

On December 1, 2017, the Turkish Banking Regulation and Supervision Agency granted the Bank of China a license to operate in Turkey.

On February 26, 2019, Türkiye Emlak Katılım Bankası A.Ş. (Emlak Bank) was granted a banking license by the Banking Regulation and Supervision Agency (BRSA). The Emlak Bank will work as a participation bank and is expected to open branches soon.

On April 22, 2019, Ministry of Treasury and Finance issued 3.7 billion Euro worth of Special Category State Domestic Borrowing Notes (SCN) for on-lending to “Market Stability and Balance Fund (MSBF)”, which is a sub-fund created by Turkish Wealth Fund. The bonds issued to MSBF for conventional banks (T.C. Ziraat Bankası A.Ş., Türkiye Halk Bankası A.Ş., Türkiye Vakıflar Bankası T.A.O., Türkiye İhracat Kredi Bankası A.Ş., and Türkiye Kalkınma ve Yatırım Bankası A.Ş.TurkExim Bank and Turkish Development and Investment Bank) are zero coupon bonds, with 5 years maturity and 4.61% annual compound rate. The bonds issued to MSBF for participation banks (T.C. Ziraat Katılım Bankası A.Ş., Vakıf Katılım Bankası A.Ş. and Emlak BankKatılım) are noninterest bearing bonds, with 5 years maturity.

On May 29, 2019, the BRSA approved the establishment of a new investment and development bank, named Golden Global Yatırım Bankası A.Ş.

PUBLIC FINANCE AND BUDGET

From January to December 2018, the central government consolidated budget expenditures were approximately TL 830.4 billion (compared to TL 678.3 billion during the same period of 2017), the central government consolidated budget revenues were approximately TL 757.8 billion (compared to TL 630.5 billion during the same period of 2017), the central government consolidated budget deficit was approximately TL 72.6 billion (compared to a deficit of approximately TL 47.8 billion during the same period of 2017), and the central government consolidated budget primary surplus was approximately TL 1.3 billion (compared to a surplus of approximately TL 8.9 billion during the same period of 2017).

From January to May 2019, the central government consolidated budget expenditures were approximately TL 414.0 billion (compared to TL 322.5 billion during the same period of 2018), the central government consolidated budget revenues were approximately TL 347.5 billion (compared to TL 302.1 billion during the same period of 2018), the central government consolidated budget deficit was approximately TL 66.5 billion (compared to a deficit of approximately TL 20.5 billion during the same period of 2018), and the central government consolidated budget primary deficit was approximately TL 20.1 billion (compared to a surplus of approximately TL 11.0 billion during the same period of 2018).

In May 2019, the central government consolidated budget expenditures were approximately TL 83.6 billion (compared to approximately TL 67.3 billion during the same month of 2018), the central government consolidated budget revenues were approximately TL 71.6 billion (compared to approximately TL 70.0 billion during the same month of 2018), the central government consolidated budget deficit was approximately TL 12.1 billion (compared to a deficit of approximately TL 2.7 billion during the same month of 2018), and the central government consolidated budget primary deficit was approximately TL 4.1 billion (compared to a surplus of approximately TL 8.7 billion during the same month of 2018).

A total of TL 76 billion in savings is expected in 2019 by implementing expenditure cutting (TL 60 billion) and revenue generating (TL 16 billion) measures through the New Economy Program (2019-2021) that was announced on September 20, 2018.

The following table sets forth the details of the central government budget for the periods indicated:

Central Government Budget (Thousand TL)	January- May 2019 (cumulative)	May 2019
Budget Expenditures	414,032,978	83,603,372
1-Excluding Interest	367,649,455	75,666,416
Compensation of Employees	106,045,234	21,608,195
Social Security Contributions	18,419,022	3,526,751
Purchase of Goods and Services	26,546,398	5,705,414
Current Transfers	169,699,339	38,006,862
Capital Expenditures	27,689,437	4,580,273
Capital Transfers	6,974,977	242,330
Lending	12,275,048	1,996,591
2-Interest	46,383,523	7,936,956
Budget Revenues	347,503,258	71,550,886
1-General Budget Revenues	335,963,835	69,647,170
Taxes	262,866,111	59,832,917
Property Income	43,894,099	2,388,452
Grants and Aids and Special Revenues	5,905,338	2,876,199
Interest, Shares and Fines	21,140,628	4,336,998
Capital Revenues	1,524,873	140,393
Collections from Loans	632,786	72,211
2-Special Budget Institutions	8,077,095	1,672,853
3-Regularity & Supervisory Institutions	3,462,328	230,863
Budget Balance	-66,529,720	-12,052,486
Balance Excluding Interest	-20,146,197	-4,115,530

Source: Ministry of Treasury and Finance

A decree and a communiqué amending Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated August 11, 1989, No. 20249) issued by the Council of Ministers under the Law No. 1567, and the Communiqué No. 2008-32/34 on Decree No. 32 on Protection of the Value of Turkish Currency (published in the Official Gazette dated February 28, 2008 and numbered 26801), was published in the Official Gazette dated January 25, 2018. The Communique No. 2008-32/34 was revised on October 6, 2018, and on November 16, 2018. Additionally, the Capital Movements Circular of the Central Bank of Turkey was amended. Those amendments, which introduce new provisions regarding the utilization of foreign exchange loans of Turkish residents, became effective on May 2, 2018. With the new restrictions, real sector enterprises’ borrowings in foreign currency are to be determined according to their revenues in foreign currency. While the enterprises which do not generate revenues denominated in foreign currency are forbidden from borrowing in foreign currency (certain exceptions may apply), those having foreign currency revenues are allowed to borrow in foreign currency with some limitations. Further, the new amendment forbids Turkish households from taking out foreign currency indexed loans.

Law No. 7104 amending the VAT Law and Certain Laws and Law Decree No. 178 was published on the Official Gazette No. 30383 dated April 6, 2018. Law No. 7104 is part of certain structural reforms carried out to incentivize investment, production and exportation. It aims to reduce the financial burden of VAT on enterprises by providing significant incentives, decrease the current account deficit in the medium-term, decrease the size of the informal economy and, thus, contribute to the economic development of Turkey.

On October 31, 2018, the Minister of Treasury and Finance announced a wide range of tax cuts effective from November 1, 2018 until the end of 2018. Special consumption tax on cars with less than 1600cc engines decreased by 15 percentage points and special consumption tax on white goods was removed. VAT rates on commercial vehicles cut to 1% from 18% and on furniture to 8% from 18%. The reduction in the cost of title deeds, which was initially announced on May 5, 2018 was extended until the end of the year. On December 31, 2018, the Minister of Treasury and Finance announced the extension of these tax cuts until the end of March 2019. On March 21, 2019, tax cuts on cars, commercial vehicles and home appliances were extended until June 30, 2019.

PRIVATIZATION

The privatization implementations of Turkey amounted to approximately U.S.$1,358.57 million in 2018 and approximately U.S.$33.2 million as of May 9, 2019.

The following table sets out a summary of the most significant privatization implementations completed in 2018:

Name of The Company or Asset	Date of Privatization	Amount (U.S. Dollars)
EÜAŞ—Menzelet ve Kılavuzlu HES	3/9/2018	335,004,857
T. Şeker Fabrikaları—Turhal Şeker Fabrikası	6/7/2018	123,440,720
T. Şeker Fabrikaları—Çorum Şeker Fabrikası	6/25/2018	112,156,679
T. Şeker Fabrikaları—Afyon Şeker Fabrikası	8/17/2018	125,038,805

Note: Only privatizations worth U.S.$100 million or more are listed above.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$70.29 billion as of May 9, 2019.

On February 20, 2018, the Turkish Privatization Administration announced that it would hold tenders in April for the privatization of 14 sugar factories, which were included in the privatization program in 2008. The Privatization Administration of Turkey started to conduct separate tenders to privatize these sugar factories. As of May 9, 2019, nine of them have been privatized.

DEBT

On November 1, 2018, the Ministry of Treasury and Finance published the 2019 financing program based on the 2019-2021 New Economy Program projections. According to the financing program, the total amount of debt service in 2019 is projected to be TL 224.8 billion, comprising of payments of TL 118.1 billion in principal and TL 106.7 billion in interest. Total domestic debt service is expected to be TL 164.6 billion while total external debt service is expected to be TL 60.2 billion. On the external financing front, the Ministry of Treasury and Finance plans to raise U.S.$8 billion in equivalent external funding in 2019 through bond issuances in international capital markets.

The Central Government’s total domestic debt stock was TL 664.5 billion as of the end of May 2019, compared to TL 556.4 billion as of the end of May 2018.

In May 2019, the average maturity of the Republic’s domestic cash borrowing was 28.3 months, as compared to 38.4 months in May 2018. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 19.93% in May 2019, compared to 16.27% in May 2018.

The total gross outstanding external debt of the Republic was approximately U.S.$453,423 million (at then-current exchange rates) at the end of the first quarter of 2019.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions USD)	2018			Q4	2019 Q1
	Q1	Q2	Q3
GROSS EXTERNAL DEBT	467,137	457,784	448,772	444,815	453,423
SHORT-TERM	124,041	121,929	118,333	116,591	119,370
Public Sector	24,038	24,090	21,376	22,483	24,443
Central Bank	1,437	1,826	6,706	5,914	5,898
Private Sector	98,566	96,013	90,251	88,194	89,029
LONG-TERM	343,096	335,855	330,439	328,224	334,053
Public Sector	116,942	115,181	115,867	118,077	123,903
Central Bank	9	8	8	8	8
Private Sector	226,145	220,666	214,564	210,138	210,141

Source: Ministry of Treasury and Finance

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2013	2014	2015	2016	2017	2018		2019
Nominal GDP (billion TL)	1,810	2,044	2,339	2,609	3,107	3,701		915	**
Real GDP Growth (%)	8.5	5.2	6.1	3.2	7.4	2.6		-2.6	**
Unemployment (%)	9.0	9.9	10.3	10.9	10.9	10.9		14.1	***
Consumer Price Index (%)	7.40	8.17	8.81	8.53	11.92	20.30		18.71	*****
Domestic Producer Price Index (%)	6.97	6.36	5.71	9.94	15.47	33.64		28.71	*****
Current Account Deficit (million USD)	63,642	43,610	32,145	33,139	47,347	27,125	******	21,822	****
Public Sector Budget Primary Balance/GDP (%)	0.9	0.5	0.6	-0.6	0.3	0.1	*	0.8	*
Central Government External Debt Stock (million USD)	85,663	85,163	81,738	82,615	90,241	91,245		93,778	*****
Public Sector Borrowing Requirement/GDP (%)	0.5	0.5	0.0	1.0	1.8	2.7	*	1.6	*

*	2019-2021 New Economy Program target
**	As of the first quarter of 2019
***	As of March 2019
****	As of April 2019
*****	As of May 2019
******	Provisional

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From March 18, 2019 to June 28, 2019, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by 7.75%.